EXHIBIT 97.1
The New York Times Company
Compensation Recoupment Policy

Section 1.    Purpose.

The Board of Directors of The New York Times Company (the “Company”) has adopted this Compensation Recoupment Policy (this “Policy”) to provide for the recovery of certain incentive compensation in the event of a Restatement. This Policy is designed to comply with the Applicable Rules.

Any capitalized terms used, but not immediately defined, in this Policy have the meanings set forth in Section 12.

Section 2.     Administration.

This Policy shall be administered in the sole discretion of the Committee; provided that the Board may assume any or all powers and authority of the Committee with respect to administration of this Policy, in which case references to the Committee shall be deemed to include the Board, as applicable. The Committee shall have the discretion to interpret the Policy and make all determinations with respect to this Policy, consistent with applicable law and this Policy. Without limiting the foregoing, this Policy shall be interpreted in a manner that is consistent with the requirements of the Applicable Rules, and compliance with this Policy shall not be waived by the Committee, the Board or the Company in any respect.

Any interpretations and determinations made by the Committee shall be final and binding on all affected individuals.

Subject to any limitation at applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

Section 3.    Effective Date; Term.

This Policy is effective as of October 2, 2023, (the “Effective Date”), and supersedes the Company’s previous policy on the recoupment of certain incentives, as first adopted in 2007 and as amended and restated through the Effective Date.

Section 4.    Recovery on a Restatement.

In the event the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period.

The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.

Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to the NYSE.

Section 5.    Covered Executive Officers and Covered Incentive-Based Compensation.

This Policy covers all persons who are or were Executive Officers at any time during the Recovery Period. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.

This Policy shall apply to Incentive-Based Compensation that (a) is Received by any Executive Officer on or after the Effective Date, (b) is Received during the Recovery Period, and (c) results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date.

Section 6.    Methods of Recovery.

The Committee shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation subject to this Policy. Subject to Section 7, in the event that the Committee determines that this Policy should apply, to the extent permitted by applicable law, the Company shall, as determined by the Committee in its sole discretion, take any such actions as it deems necessary or appropriate to recover Incentive-Based Compensation. The actions may include, without limitation (and as applicable):

(a)     forfeit, reduce or cancel any Incentive-Based Compensation (whether vested or unvested) that has not been distributed or otherwise settled;

(b)    seek recovery of any Incentive-Based Compensation that was previously paid to the Executive Officer;

(c)    seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Incentive-Based Compensation;

(d)    recoup any amount in respect of Incentive-Based Compensation that was contributed or deferred to a plan that takes into account Incentive-Based Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Incentive-Based Compensation;

(e)    offset, withhold or eliminate any amount that could be paid or awarded to the Executive Officer after the date of determination; and

(f)    take any other remedial and recovery action permitted by law, as determined by the Committee.

In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the obligations of the Executive Officer to the Company as the Committee deems appropriate.

Section 7.    Limited Exceptions to Recovery.

No recovery shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

(a)    the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to the NYSE;

(b)    recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such violation, and (ii) provide a copy of such opinion to the NYSE; or

a.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

Section 8.    Notice.

Before the Company takes action to seek recovery of compensation pursuant to this Policy against an Executive Officer, the Company shall take commercially reasonable steps to provide such individual with advance written notice of such clawback; provided that this notice requirement shall not in any way delay the reasonably prompt recovery of any erroneously awarded Incentive-Based Compensation.

Section 9.    No Indemnification.

The Company shall not indemnify any current or former Executive Officer against the loss of erroneously awarded compensation, and shall not pay or reimburse any such person for premiums incurred or paid for any insurance policy to fund such person’s potential recovery obligations.

Section 10.    Reporting; Disclosure; Monitoring.

The Company shall make all required disclosures and filings with the SEC and the NYSE with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.

Section 11.    Amendment.

The Committee may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including the Applicable Rules.

Section 12.    No Substitution of Rights; Non-Exhaustive Rights.

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company pursuant to (a) The New York Times Company 2020 Incentive Compensation Plan or any successor plan thereto or any other incentive plan of the Company or any of its subsidiaries, (b) the terms of any recoupment policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement, or (c) any other legal remedies available to the Company under applicable law.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest in connection with the Committee determining this Policy should apply, including termination of the employment of, or initiating legal action against, an Executive Officer, and nothing in this Policy limits the Company’s rights to take any such appropriate actions.

Section 13.    Defined Terms.

The following capitalized terms used in this Policy have the following meanings:

(a)    “Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder and Section 303A.14 of the New York Stock Exchange Listed Company Manual.

(b)    “Board” means the Board of Directors of the Company.

(c)    “Committee” means the Compensation Committee of the Board, or, in the absence of such committee, a majority of independent directors serving on the Board.

(d)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(e)    “Executive Officer” means each officer of the Company who is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for the Company, in each case, as determined under 17 CFR §229.401(b). Any executive officer of any of the Company’s parents or subsidiaries is an “Executive Officer” for purposes of this Policy if such executive officer performs significant policy-making function described in the preceding sentence for the Company.

(f)    “Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures1, (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.

(g)    “Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure.2 Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are based on goals unrelated to Financial Reporting Measures.

(h)    “NYSE” means the New York Stock Exchange.

(i)    “Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
1 “Financial Reporting Measures” include, but are not limited to, the following examples of accounting-based measures and measures derived from: (i) revenues; (ii) net income; (iii) operating income; (iv) profitability of one or more reportable segments; (v) financial ratios (e.g., accounts receivable turnover and inventory turnover rates); (vi) earnings before interest, taxes, depreciation and amortization; (vii) funds from operations and adjusted funds from operations; (viii) liquidity measures (e.g., working capital, operating cash flow); (ix) return measures (e.g., return on invested capital, return on assets); (x) earnings measures (e.g., earnings per share); (xi) revenue per user, or average revenue per user; (xii) cost per employee; (xiii) any of such financial reporting measures relative to a peer group; and (xiv) tax basis income.

2 “Incentive-Based Compensation”, includes, but is not limited to, (i) non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based on satisfaction of a Financial Reporting Measure performance goal; (iv) restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights that are granted or become vested wholly or in part on satisfying a Financial Reporting Measure performance goal; and (v) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

(j)    “Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

(k)    “Restatement” means an accounting restatement required to be prepared by the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.